Exhibit 3.3

FIFTH CERTIFICATE OF AMENDMENT
TO THE FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF AUTOBYTEL INC.

(a Delaware Corporation)

Autobytel Inc., a corporation organized and existing under the laws of the State of Delaware (“Corporation”), hereby certifies that:

1.             The name of this Corporation is Autobytel Inc.

2.             Pursuant to Section 242 of the Delaware General Corporation Law, this Fifth Certificate of Amendment hereby amends the provisions of the Corporation’s Fifth Amended and Restated Certificate of Incorporation, as amended, as follows:

a.            By deleting Paragraph A of Article IV and substituting therefor a new Paragraph A to read in its entirety as follows:

“A.  Classes of Stock.  This Corporation is authorized to issue two classes of stock, to be designated, respectively, “Common Stock” and “Preferred Stock.”  The total number of shares that this Corporation is authorized to issue is sixty-six million four hundred forty-five thousand one hundred eighty-seven (66,445,187).  The number of shares of Common Stock authorized to be issued is fifty-five million (55,000,000), par value $0.001 per share.  The number of shares of Preferred Stock authorized to be issued is eleven million four hundred forty-five thousand one hundred eighty-seven (11,445,187), par value $0.001 per share.”

b.             By deleting the first paragraph of Paragraph B of Article IV and substituting therefor a new paragraph to read in its entirety as follows:

“The undesignated shares of Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board). The Board of Directors is further authorized to determine or alter the rights, powers (including voting powers), preferences and privileges, and the qualifications, limitations or restrictions thereof, granted to or imposed upon any wholly unissued series of Preferred Stock and, to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock.  The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares in any such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.”

c.            By deleting from Article IV Paragraph B all of the text following the first paragraph of Paragraph B of Article IV.

3.             The foregoing amendments to the Fifth Amended and Restated Certificate of Incorporation, as amended, have been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, Autobytel Inc. has caused this Fifth Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation to be signed by Glenn E. Fuller, its Executive Vice President, Chief Legal and Administrative Officer and Secretary, this 3rd day of July, 2013.

Autobytel Inc

By:	/s/ Glenn E. Fuller
Glenn E. Fuller, Executive Vice President, Chief Legal and Administrative Officer and Secretary